FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number:  000-30666

NETEASE.COM, INC.

26/F, SP Tower D, Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Extension of Game Development and Beta Testing for Tianxia II	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: April 30, 2007

Exhibit 99.1

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase to Extend Game Development and Beta Testing for Tianxia II

(Beijing – April 30, 2007) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today reported that the Company plans to extend development and beta testing for its next generation online 3-Dimensional MMORPG (massively multiplayer online role-playing game) Tianxia II.

Based on results from the Phase II unlimited open beta testing of Tianxia II commenced on March 1, 2007, NetEase has determined that additional time for game development and design is needed to address feedback from gamers. Consequently, during this extended development phase, NetEase’s Tianxia II research and development team will focus primarily on improving hardware functionality, enhancing group play and player advancement features, and reducing game complexity for beginners.

William Ding, Chief Executive Officer and Director of NetEase stated, “We will continue the unlimited open beta test until our extended research, re-design and re-development work is completed. Accordingly, the commercial launch of Tianxia II will be postponed until satisfactory results from our forthcoming round of open beta testing are achieved. We appreciate the feedback from the gamers who have taken part in the closed and open testing of Tianxia II. We believe our development and testing extension is an invaluable investment in the long-term marketability and player appeal of our new next generation game and will position it to follow in the footsteps of Fantasy Westward Journey and Westward Journey Online II to become a market leading MMORPG title.”

Additional details on the extended game development and open beta testing for Tianxia II will be provided when the Company reports financial results for the first quarter of 2007.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliates. For the month of December 2006, the NetEase websites had more than 710 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be able to adequately address feedback from gamers to enhance the appeal Tianxia II; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.